Filed by: Total Energy Services Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Savanna Energy Services Corp.
Form F-80 File No.: 333-216354

CERTIFICATION LETTER

Total Energy Services Inc.

2550, 300 – 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

Ladies and Gentlemen:

In connection with our proposed participation in the offer (the “Offer”) by Total Energy Services Inc., an Alberta corporation (“Total Energy”), to purchase all of the issued and outstanding common shares of Savanna Energy Services Corp., an Alberta corporation (the “Company”), the undersigned hereby represents and warrants to Total Energy, and acknowledges and certifies that:

1.    We are an institutional investor within the meaning of the state securities laws and regulations of the jurisdiction indicated below. As such, we are within an exemption from the registration requirements in the applicable jurisdiction, and no registration or filing is required to be made with the state securities department in such jurisdiction in order for us to tender our common shares of the Company in exchange for common shares of Total Energy in the Offer.

2.    We are within a class of entities set forth on Exhibit A attached hereto.

3.    We acknowledge that Total Energy and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements, and Total Energy irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF ALBERTA.

Very truly yours,

Name of Purchaser

By:
(Authorized Officer)

(Title)

Dated:                                 , 201

Applicable U.S. state jurisdiction:

Total Energy has also filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes a notice of change and variation and the offer and take-over bid circular relating to its offer to Savanna Energy Services Corp. shareholders. TOTAL URGES INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT, THE NOTICE OF CHANGE AND VARIATION AND THE OFFER AND TAKE-OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the notice of Change and variation and the offer and take-over bid circular and other documents filed by Total Energy with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The notice of change and variation and the offer and take-over bid circular and other documents may also be obtained free of charge from Total Energy’s website at www.totalenergy.ca/savannaoffer or upon request made to Total Energy at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.

Exhibit A

The Offer may not be made in the U.S. states of Alabama, Alaska, Arizona, Arkansas, California, Colorado Connecticut, Delaware, the District of Columbia, Florida, Illinois, Kentucky, Louisiana, Maryland, Massachusetts, Montana, Nebraska, Nevada, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, Puerto Rico, Rhode Island, Tennessee, Texas, Utah, Virginia, Washington, West Virginia and Wyoming. Accordingly, no offer to sell or solicitation of an offer to buy the Offeror Common Shares in the Offer may be made in such U.S. jurisdictions except to persons in such jurisdictions who represent to Total Energy that they qualify as an exempt institutional investor in such U.S. states. Common Shareholders resident in such U.S. states will not be entitled to receive Offeror Common Shares after completion of the Offer. Instead, the Offeror Common Shares issuable upon consummation of the Offer to Common Shareholders resident in such U.S. jurisdictions may necessitate the delivery of additional documentation to Total Energy.

Common Shareholders who reside in one of the following listed U.S. jurisdictions who wish to tender their shares in the Offer must qualify as an exempt institutional investor in such jurisdiction.

Alabama	A bank, savings institution, credit union, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or to a dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Alaska	Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or to broker-dealers, whether the purchasers are acting for themselves or in some fiduciary capacity.

Arizona	A bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit sharing trust or other financial institution or institutional buyer or a dealer whether the purchaser is acting for itself or in a fiduciary capacity.

Arkansas	A bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

California	Banks, savings and loan associations, trust companies, insurance companies, investment companies registered under the Investment Company Act of 1940, pension or profit-sharing trusts (other than pension or profit-sharing trusts of the issuer, self-employed individual retirement plans or individual retirement accounts), or certain other institutional investors or governmental agencies or instrumentalities designated by the Commissioner of Corporations, or to broker-dealers, provided that the purchaser represents that it is purchasing for its own account (or as trustee) for investment and not with a view to or for sale in connection with any distribution of the securities.

Colorado	A depository institution; insurance company; separate account of an insurance company; investment company registered under, or business development company as defined in, the federal Investment Company Act of 1940; private business development company as defined in the federal Investment Advisers Act of 1940; an employee pension, profit-sharing, or benefit plan having total assets in excess of $5,000,000 or whose investment decisions are made by a named fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a broker-dealer registered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), an investment adviser registered or exempt from registration under the federal Investment Advisers Act of 1940, a depository institution, or an insurance company; an entity, other than an individual, a substantial part of whose business activities consists of investing, purchasing, selling, or trading in securities of more than one issuer and not of its own issue and that has total assets in excess of $5,000,000 as of the end of its latest fiscal year; small business investment company licensed by the federal small business administration under the federal Small Business Investment Act of 1958; to any other institutional buyer or to a broker-dealer; whether the purchaser is acting for itself or in a fiduciary capacity.

Connecticut	Banks and trust companies, national banking associations, savings banks, savings and loan associations, federal savings and loan associations, credit unions, federal credit unions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, or to broker-dealers, whether acting for themselves or in some fiduciary capacity.

Delaware (1)	Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, or to broker-dealers, whether acting for themselves or in some fiduciary capacity, except if the institutional buyer is in fact acting only as agent for another purchaser that is not one of the above institutions.

District of Columbia	A depository institution; insurance company; investment company registered under the Investment Company Act of 1940; business development company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan having total assets in excess of $5,000,000 or whose investment decisions are made by a named fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a broker-dealer registered under the Exchange Act, an Investment Adviser registered or exempt from registration under the federal Investment Advisers Act of 1940, a depository institution or an insurance company; a “qualified institutional buyer” as defined in SEC Rule 144A; a broker-dealer; an accredited investor as defined in SEC Rule 501(a); a limited liability company with net assets of at least $500,000; and any other financial institution or institutional buyer, whether acting for itself or others in a fiduciary capacity.

Florida	A bank or trust company, savings institution, insurance company, dealer, investment company as defined by the Investment Company Act of 1940, or pension or profit-sharing trust or qualified institutional buyer as defined in SEC Rule 144A, as such rule existed on November 1, 1992, whether any such entity is acting in its individual or fiduciary capacity; provided that the offer or sale of securities is not for the direct or indirect promotion of any scheme or enterprise with the intent of violating or evading any provision of the Florida Securities Act.

Illinois (2)	Any corporation, bank, savings bank, savings institution, savings and loan association, trust company, insurance company, building and loan association, or dealer; to a pension fund or pension trust, employees’ profit-sharing trust, other financial institution or institutional investor, or any government or political subdivision or instrumentality thereof, whether the purchaser is acting for itself or in some fiduciary capacity; to any partnership or other association engaged as a substantial part of its business or operations in purchasing or holding securities; to any trust in respect of which a bank or trust company is trustee or co-trustee; to any entity in which at least 90% of the equity thereof is owned by the directors, executive officers or general partners of such entity or by the above institutions or by individual “accredited investors” as defined in Regulation D, Rule 501(a) (5) or (6) under the United States Securities Act of 1933, as amended (the U.S. Securities Act”); or to any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (i) having total assets in excess of $5,000,000, or (ii) whose investment decisions are made by a plan fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a bank, savings and loan association, insurance company, registered investment adviser or investment adviser registered under the Investment Advisers Act of 1940, or (iii) in the case of a self-directed plan, whose investment decisions are made solely by the above persons or institutions; to any plan with total assets in excess of $5,000,000 established and maintained by, and for the benefit of the employees of, any state or political subdivision or agency or instrumentality thereof; an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, or to any Massachusetts or similar business trust or any partnership if such organization, trust or partnership has total assets in excess of $5,000,000.

Kentucky (3)	A bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Louisiana	Any bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, real estate investment trust, small business investment corporation, pension or profit-sharing plan or trust, other financial institution, or any dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Maryland (4)	Banks, savings and loan associations, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, employee benefit plans with assets of not less than $1,000,000, governmental agencies or instrumentalities, investment advisers with assets under management of not less than $1,000,000, or broker-dealers, whether acting for themselves or as trustees or as fiduciaries with investment control, or other institutional investors as designated by rule or order of the Commissioner.

Massachusetts (5)	Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, or to broker-dealers, whether acting for themselves or in some fiduciary capacity.

Montana (3)	Bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Nebraska (6)	Bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, to an individual accredited investor, or to a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity. The term “individual accredited investor” means (a) any director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer or general partner of a general partner of that issuer, (b) any manager of a limited liability company that is the issuer of the securities being offered or sold, (c) any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his or her purchase, exceeds one million dollars ($1,000,000), or (d) any natural person who had an individual income in excess of two hundred thousand dollars ($200,000) in each of the two most recent years or joint income with that person’s spouse in excess of three hundred thousand dollars ($300,000) in each of those years and has a reasonable expectation of reaching the same income level in the current year.

Nevada (7)	A depository institution; insurance company; separate account of an insurance company; investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan having total assets in excess of $5,000,000 or whose investment decisions are made by a named fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depository institution, or an insurance company; to any other institutional buyer; whether acting for itself or others in a fiduciary capacity other than as an agent; or to a broker-dealer.

New Jersey	Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, including Qualified Institutional Buyers as defined in SEC Rule 144A, or to broker-dealers, whether acting for themselves or in a fiduciary capacity.

North Carolina	Any entity which has a net worth in excess of $1,000,000 as determined by generally accepted accounting principles, any bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to any dealer, whether the purchaser is acting for itself or in some fiduciary capacity. The term entity includes a corporation, joint-stock company, limited liability company, business trust, limited partnership or other partnership in which the interests of the partners are evidenced by a security, trust in which the interests of the beneficiaries are evidenced by a security, any other unincorporated organization in which two or more persons have a joint or common economic interest evidenced by a security, and governmental or political subdivision of a government.

Ohio	A bank, trust company, savings and loan association, savings bank, credit union incorporated or organized under the laws of a state, the United States, Canada or any province of Canada that is subject to regulation or supervision by that country, state, or province, or any international banking institution; any insurance company or separate account of an insurance company; an investment company; broker-dealer registered under the Exchange Act, or licensed by the Ohio Division of Securities as a dealer; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, or an investment adviser registered under the Ohio Securities Act, a bank, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, or an investment adviser registered under the Ohio Securities Act, a bank, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a federal covered investment adviser acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(i)(H), adopted under the U.S. Securities Act; a “major United States institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Exchange Act; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Ohio Securities Act; whether acting for itself or for others in a fiduciary capacity; or a federal covered investment adviser acting for its own account.

Oregon (3)	Securities rated in the first four ratings by Standard & Poor’s Corporation or Moody’s Investors Service, Inc. may be sold to anyone. Securities not so rated may be sold only to a bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer, mortgage broker or mortgage banker, whether the purchaser is acting for itself or in a fiduciary capacity when the purchaser has discretionary authority to make investment decisions.

Pennsylvania (8)	Broker-dealers, insurance companies, pension or profit sharing plans or trusts (except a municipal pension plan or system), investment companies as defined in the Investment Company Act of 1940, banks, savings banks, savings institutions, savings and loan associations, thrift institutions, trust companies or similar organizations organized or chartered under the laws of the United States or any of its territories or possessions, or of any state, the District of Columbia or Puerto Rico, which are authorized to and receive deposits, are supervised and examined by officials or agencies of the organizing or chartering entity, and whose deposits are insured by the Federal Deposit Insurance Corporation or a successor authorized by Federal law, or persons, other than individuals, controlling any of the foregoing, the Federal Government, State or any agency or political subdivision thereof, except public school districts of Pennsylvania, or any other person so designated by regulation of the Pennsylvania Securities Commission, whether the buyers are acting for themselves or in some fiduciary capacity.

Puerto Rico (3)	Any bank, savings institution, trust company, insurance company, investment company as defined in the Investment Companies Act of Puerto Rico, pension or profit-sharing trust, or other financial institution or institutional buyer, or to any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Rhode Island (3)	A depository institution; insurance company; a separate account of an insurance company, investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing or benefit plan having total assets in excess of $5,000,000 or whose investment decisions are made by a plan fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depository institution, or an insurance company; to any other institutional buyer, whether acting for itself or others in a fiduciary capacity; or to a broker-dealer.

Tennessee	Banks, trust companies, insurance companies, investment companies registered under the Investment Company Act of 1940, as amended, holding companies which control any of the foregoing, trusts or funds over which any of the foregoing has or shares investment discretion, a pension or profit-sharing plan, an institutional buyer (as the Commissioner may further define by rule), or any other person engaged as a substantial part of its business in investing in securities, in each case having a net worth in excess of $1,000,000, or to broker-dealers.

Texas (9)	Any bank, trust company, building and loan association, insurance company, surety or guaranty company, savings institution, credit union, savings and loan association, federal savings bank, investment company as defined in the Investment Company Act of 1940, small business investment company as defined in the Small Business Investment Act of 1958, as amended, or any registered dealer actually engaged in buying and selling securities, or to certain institutional investors designated by regulation of the Texas Securities Board, provided the purchaser is purchasing for its own account or as trustee of a trust not specifically formed to purchase the securities and is not acting as agent for another person which is not one of the above institutions.

Utah (3)	Depository institutions; trust companies; insurance companies; investment companies as defined in the Investment Company Act of 1940; pension or profit-sharing trusts; other financial institutions or institutional investors; or to broker-dealers; whether acting for themselves or in some fiduciary capacity.

Virginia	Any corporation, investment company or pension or profit-sharing trust or to a broker-dealer.

Washington (10)	A bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

West Virginia (11)	Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, or to broker-dealers, whether acting for themselves or in some fiduciary capacity.

Wyoming (3)	Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, or to broker-dealers, whether acting for themselves or in some fiduciary capacity.

Notes:

(1)	The term “institutional buyers” has been defined by regulation to include the following: (i) an accredited investor, as that term is defined in Rule 501(a)(1)-(4), (7) and (8) of Regulation D under the U.S. Securities Act excluding, however, any self-directed employee benefit plan with investment decisions made solely by persons that are accredited investors as defined in Rule 501(a)(5) and (6) of Regulation D; (ii) any Qualified Institutional Buyer as defined in Rule 144A(a)(1) under the U.S. Securities Act; and (iii) a corporation, partnership, trust, estate, or other entity (excluding individuals) having a net worth of not less than $5,000,000 or a wholly-owned subsidiary of such entity, as long as the entity was not formed for the purpose of acquiring the securities.
(2)	The terms “financial institution” or “institutional investor” have been defined by regulation to include but not be limited to: (i) a manager of investment accounts on behalf of other than natural persons who, with affiliates, exercises sole investment discretion with respect to such accounts, provided there are more than 10 such accounts having a fair market value of not less than $10,000,000; (ii) investment companies, universities and other organizations whose primary purpose is to invest its own assets or those held in trust by it for others; (iii) trust accounts and individual or group retirement accounts in which a bank, trust company, insurance company or savings and loan institution acts in a fiduciary capacity; (iv) foundations and endowment funds exempt from taxation under the Internal Revenue Code of 1986, a principal business function of which is to invest funds to produce income in order to carry out the purpose of the foundation or fund.
(3)	The relevant regulatory agency has opined or stated that Qualified Institutional Buyers under SEC Rule 144A fall within the definition or meaning of “institutional investor” or “institutional buyer”.
(4)	The institutional investors designated by rule of the Commissioner of Securities include: (a) an accredited investor as defined in Rule 501(a)(1)—(3), (7) and (8) of Regulation D under the U.S. Securities Act; and (b) a Qualified Institutional Buyer within the meaning of Rule 144A under the U.S. Securities Act.

(5)	The term institutional buyer includes, but is not limited to: (1) a small business investment company licensed by the United States Small Business Administration; (2) a private business development company as defined in the Investment Advisers Act of 1940, as amended; (3) a business development company as defined in the Investment Company Act of 1940, as amended; (4) an entity with total assets in excess of $5,000,000 and which is either (a) a company (whether a corporation, Massachusetts or similar business trust, partnership, limited liability company or limited liability partnership) not formed for the specific purpose of acquiring the securities offered, a substantial part of whose business activities consists of investing, purchasing, selling or trading in securities of others and whose investment decisions are made by persons reasonably believed by the seller to have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment or (b) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986; and (5) a Qualified Institutional Buyer as defined in 17 CFR 230.144A(a).
(6)	The following have been added to the list of exempt institutional investors by the Bureau of Securities: (1) a business development company as defined in the Investment Company Act of 1940; (2) a small business investment company licensed by the United States Small Business Administration. In an interpretative opinion, the Bureau of Securities has limited the scope of the term pension or profit-sharing trust to mean an employee benefit plan, as defined in Title I of the Employee Retirement Income Security Act of 1974, if: (a) investment decisions are made by a plan fiduciary, as defined in the Employee Retirement Income Security Act of 1974, which is either a bank, insurance company or registered investment adviser or (b) the plan has total assets in excess of $5,000,000.
(7)	The Administrator will interpret “institutional buyer” to include, without limitation, any accredited investor as defined under Rule 501 of Regulation D of the U.S. Securities Act.
(8)	Persons designated by regulation of the Pennsylvania Securities Commission include: (1) a corporation or business trust or a wholly-owned subsidiary of such person which has been in existence for 18 months and which has a tangible net worth on a consolidated basis, as reflected in its most recent audited financial statements, of $10 million or more; (2) a college, university, or other public or private institution which has received exempt status under Section 501(c)(3) of the Internal Revenue Code of 1954 and which has total endowment or trust funds, including annuity and life income funds, of $5 million or more according to its most recent audited financial statements, provided that the aggregate dollar amount of securities being sold to the person under the exemption contained in Section 203(c) of the Pennsylvania Securities Act of 1972 (the “Act”) may not exceed 5.0% of the endowment or trust funds; (3) a wholly-owned subsidiary of a bank as defined in Section 102(d) of the Act and Section 102.041 of the Regulations of the Pennsylvania Securities Commission (relating to banking institutions and savings and loan institutions); (4) a person, except an individual or an entity whose securityholders consist entirely of one individual or group of individuals who are related, which is organized primarily for the purpose of purchasing, in non-public offerings, securities of corporations or issuers engaged in research and development activities in conjunction with a corporation and which complies with one of the following: (i) has purchased $5 million or more of the securities offered excluding both of the following: (A) a purchase of securities of a corporation in which the person directly or beneficially owns more than 50% of the issuing corporation’s voting securities, but securities purchased under a leveraged buy-out financing in which the person does not intend to provide direct management to the issuer, shall not be excluded, or (B) any dollar amount of a purchase of securities of a corporation which investment represents more than 20% of the person’s net worth; (ii) is capitalized at $2,500,000 or more and is controlled by an individual controlling a person which meets the criteria contained in subparagraph (i); (iii) is capitalized at $10 million or more and has purchased $500,000 or more of the securities, excluding a purchase of securities of a corporation in which the person directly or beneficially owns more than 50% of the corporation’s voting securities; (iv) is capitalized at $250,000 or more and is a person who is promoted and controlled by individuals controlling a person meeting the criteria of subparagraph (4)(i), (ii) or (iii) above and which is formed exclusively for the purpose of purchasing securities of issuers in various amounts and on the same terms and conditions as persons promoted and controlled by individuals controlling a person meeting the criteria of subparagraph (4)(i), (ii) or (iii) above (a “side-by-side fund”); (5) a Small Business Investment Company as that term is defined in Section 103 of the Small Business Investment Act of 1958, which either: (i) has total capital of $1 million or more; or (ii) is controlled by institutional investors as defined in Section 102(k) of the Act or as herein defined; (6) a Seed Capital Fund, as defined in Section 2 and authorized in Section 6 of the Pennsylvania Small Business Incubators Act; (7) a Business Development Credit Corporation, as authorized by the Pennsylvania Business Development Credit Corporation Law; (8) a person whose securityholders consist solely of institutional investors or broker-dealers; (9) a Qualified Institutional Buyer as defined in Rule 144A under the U.S. Securities Act; and (10) a Qualified Pension and Profit Sharing and Stock Bonus Plan under section 401 of the Internal Revenue Code of 1986 (KEOGH), an Individual Retirement Account under section 408 of the Internal Revenue Code of 1986 (IRA) and a Simplified Employee Pension under section 408(k) of the Internal Revenue Code of 1986 (SEP) if the KEOGH, IRA or SEP has (a) plan assets of $5 million or more, or (b) retained, on an ongoing basis, the services of a person knowledgeable and experienced in financial and business matters to render professional investment management advice and has investments of $500,000 or more in securities.
(9)	The institutional investors designated by the Texas Securities Board include: (i) an accredited investor, as that term is defined in Rule 501(a)(1)–(4), (7) and (8) of Regulation D under the U.S. Securities Act excluding, however, any self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors as defined in Rule 501(a)(5)–(6) of Regulation D; (ii) any Qualified Institutional Buyer as defined in Rule 144A(a)(1) under the U.S. Securities Act; (iii) a corporation, partnership, trust, estate, or other entity (excluding individuals) having a net worth of not less than $5,000,000 or a wholly-owned subsidiary of such entity, as long as the entity was not formed for the purpose of acquiring the Securities.

(10)	The Administrator has included the following as institutional buyers: (a) a corporation, business trust or partnership, or a wholly-owned subsidiary thereof, which has been in operation for at least twelve months and has a net worth on a consolidated basis of at least $10,000,000 as determined by the entity’s most recent audited financial statements (which must be dated within 16 months of the transaction in the securities offered); (2) any entity which has been granted exempt status under Section 501(c)(3) of the Internal Revenue Code of 1986, having total endowment or trust funds of $5,000,000 or more according to its most recent audited financial statements (which must be dated within 16 months of the transaction in the securities offered); (3) any wholly-owned subsidiary of a bank, savings institution, insurance company or investment company as defined in the Investment Company Act of 1940; (4) any other entity or person, other than a natural person, which the Administrator specifies as having sufficient expertise and financial strength to bear the risks of purchasing unregistered securities. The Administrator has also indicated that “no action” would be taken with respect to sales to Qualified Institutional Buyers, as defined in Rule 144A under the U.S. Securities Act.
(11)	The term institutional buyer has been defined by the Commissioner of Securities to include: a corporation, business trust, partnership, limited liability company, limited liability partnership or wholly owned subsidiary of any of the aforementioned entities or an entity which has been granted exempt status under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, which has been operating on a continuing basis for at least twelve months and which has a net worth of at least $5,000,000, a substantial part of whose business activities consists of investing, purchasing, selling or trading in securities issued by others and whose investment decisions are made by persons who are reasonably believed by the seller to have such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of investment; a small business investment company licensed by the United States Small Business Administration under the Small Business Investment Act of 1958, as amended; a private business development company as defined by the Investment Advisers Act of 1940, as amended; a business development company as defined in the Investment Company Act of 1940, as amended; a wholly-owned subsidiary of a bank, savings institution, insurance company, or investment company; or a qualified institutional buyer as defined in 144A(a) adopted under the U.S. Securities Act.